FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

13 September 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: September 13, 2002

By: Steven Webb
Steven John Webb
Group Company Secretary and
General Counsel

1. On September 9, 2002 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

The said notification, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, relates to information received from Scottish Widows Investment Partnership Group Ltd (on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited) to the effect that its notifiable interest at 5 September, 2002 amounted to 10,996,562 Ordinary Shares of 5p each in the Company, being 3.035% of the Company's issued ordinary share capital.

2. On September 9, 2002 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

The said notification, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, relates to information received from Aviva plc and Morley Fund Management Limited (a subsidiary of Aviva plc) to the effect that its notifiable interest at 4 September, 2002 amounted to 3,153,544 Ordinary Shares of 5p each in the Company, being 0.87% of the Company's issued ordinary share capital.

3. On September 12, 2002, the Company issued a press release, the text of which is attached hereto as Exhibit 3 and incorporated herein by reference, announcing:

(a) its second quarter and half-year results for the period ended 4 August 2002; and
(b) an interim ordinary dividend of 4p (four pence) per share to be paid on 25 October 2002 to shareholders on the register at the close of business on September 27 September 2002.

Exhibits

1. Notification of Major Interests in Shares (Scottish Widows)

2. Notification of Major Interests in Shares (Aviva plc and Morley Fund Mangement Ltd)

2. Text of press release dated September 12, 2002

Steven Webb

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	**2. Name of shareholder having a major interest**
Premier Farnell plc	Scottish Widows Investment Partnership Group Ltd (on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited)

3. Please state whether notification indicates that it is in *respect of holding of the shareholder named in 2* above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**	
Named in 2 above	State Street Nominees Ltd A/C W36A	242,609
	State Street Nominees Ltd A/C W32L	520,600
	State Street Nominees Ltd A/C W33H	1,304,100
	State Street Nominees Ltd A/C XBJ2	1,498,227
	State Street Nominees Ltd A/C XBJ3	44,193
	State Street Nominees Ltd A/C W318	28,735
	State Street Nominees Ltd A/C W39Q	46,402
	State Street Nominees Ltd A/C W39N	552,000
	State Street Nominees Ltd A/C W36U	428,200
	State Street Nominees Ltd A/C XBK6	949,100
	State Street Nominees Ltd A/C XBS8	7,633
	State Street Nominees Ltd A/C W39F	5,374,763

5. Number of shares/amount of stock acquired	**6. Percentage of issued class**	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**
Not disclosed	Not disclosed	Not disclosed	Not disclosed

9. Class of security	**10. Date of transaction**	**11. Date company informed**
Ordinary Shares of 5p each	Not disclosed	9 September 2002

12. Total holding following this notification	**13. Total percentage holding of issued class following this notification**
10,996,562	3.035%

Steven Webb

14. Any additional information	15. Name of contact and telephone number for queries
	Steven Webb Company Secretary and General Counsel Premier Farnell plc 150 Armley Road Leeds LS12 2QQ Tel: 0113 387 5277

16. Name and signature of authorised company official responsible for making this notification
STEVEN WEBB COMPANY SECRETARY AND GENERAL COUNSEL
Date of notification : 9 September 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. **Name of company**	2. **Name of shareholder having a major interest**
Premier Farnell plc	Aviva plc and Morley Fund Management Limited (a subsidiary of Aviva plc)

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**	4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
Named in 2 above	BNY Norwich Union Nominees Ltd 1,623,944 Chase GA Group Nominees Ltd 700,600 CUIM Nominee Ltd 829,000

5. **Number of shares/amount of stock acquired**	6. **Percentage of issued class**	7. **Number of shares/amount of stock disposed**	8. **Percentage of issued class**
N/A	N/A	11,072,727	3.05%

9. **Class of security**	10. **Date of transaction**	11. **Date company informed**
Ordinary Shares of 5p each	4 September 2002	9 September 2002

12. **Total holding following this notification**	13. **Total percentage holding of issued class following this notification**
3,153,544	0.87%

14. **Any additional information**	15. **Name of contact and telephone number for queries**
	Steven Webb Company Secretary and General Counsel Premier Farnell plc 150 Armley Road Leeds LS12 2QQ

16. **Name and signature of authorised company official responsible for making this notification**
STEVEN WEBB COMPANY SECRETARY AND GENERAL COUNSEL
Date of notification: 9 September 2002

Steven Webb

SECOND QUARTER AND HALF YEAR RESULTS
For the period ended 4th August 2002

Key Financials, £million

	Second Quarter 2002/3 £m	***Second Quarter 2001/2 £m***	**First Half 2002/3 £m**	***First Half 2001/2 £m***
Sales	188.3	*191.8*	392.6	*406.5*
Profit before taxation, goodwill amortisation and loss on business disposals	15.6	*16.2*	34.1	*37.4*
Adjusted earnings per share	3.0p	*1.7p*	5.4p	*4.7p*

Key Financials, $million

	$m (£1 = $1.52)	***$m*** (£1 = $1.42)	**$m** (£1 = $1.48)	***$m*** (£1 = $1.43)
Sales	286.2	*272.4*	581.0	*581.3*
Profit before taxation, goodwill amortisation and loss on business disposals	23.7	*23.0*	50.5	*53.5*
Adjusted earnings per share	$0.046	*$0.024*	$0.080	*$0.067*

Half Year Highlights

- Half-year operating margin 10.7%, reflecting tight control of gross margins and costs in difficult market conditions
- Adjusted earnings per share up 15% following capital restructuring
- Gross margins remain robust across the Group
- Strong cash performance with operating cash flow 119% of operating profit
- Major account contracts signed in first half: 12 in UK and 5 in US
- eCommerce sales up 15% and now 8% of Marketing and Distribution Division sales with 194 eProcurement partnerships active

"Despite the challenging business environment, the Group is making good progress in winning contracts with major customers and installing Premier Farnell solutions in an increasing number of their facilities.

"In the past six months, we have signed 62 more eProcurement partnerships with large customers around the world and eCommerce sales are continuing to grow at a strong pace. The measures taken early, to bring costs in line with the market, have enabled us to record a satisfactory financial performance.

"Our flexible approach to customers in providing tailored, cost saving solutions to their procurement needs, as well as our extensive product range and high levels of availability, have helped us secure 17 new key account contracts. We are encouraged by our success in this area and despite persistently difficult markets, will continue to invest further in these growth opportunities."

John Hirst, Group Chief Executive

For further information, contact:

Premier Farnell plc

John Hirst Group CEO	+44 (0) 20 7851 4100
Andrew Fisher Group Finance Director	+44 (0) 20 7851 4100
Nicholas Ross Group Director, Communications	+44 (0) 20 7851 4100
Richard Mountain at Financial Dynamics (UK)	+44 (0) 20 7269 7291
Andrew Saunders at Taylor Rafferty (NA)	+ 1 212 889 4350

A conference call for institutional investors and analysts will be held at 4.00 pm, UK time, on 12th September. To obtain details please call Financial Dynamics or Taylor Rafferty

Premier Farnell's announcements and presentations are published on the Internet at www.*premierfarnell.com*, together with business information, the 2002 Annual Report and Accounts and links to all other Group web sites.

CHAIRMAN'S STATEMENT ON RESULTS FOR THE SECOND QUARTER AND HALF YEAR ended 4th August 2002

Premier Farnell, the leading global business-to-business distributor of electronic components and industrial products, announces its results for the second quarter and half year ended 4th August 2002.

NOTE: ***All growth rates are quoted throughout for continuing businesses and like periods at constant exchange rates***

Financial Results

Group Sales

Group sales in the first half of the year were £392.6million (2001/2: £406.5million). Sales were up 1.0%, compared to last year, for continuing businesses at constant exchange rates. Excluding Buck & Hickman (acquired in July 2001) sales were down 9.8%. Second quarter sales were £188.3million (2001/2: £191.8million) up 2.7% compared to last year and down 4.2% against the first quarter. The North American and European markets showed continued weakness in the second quarter, in addition to the normal seasonal influences.

Margins

Gross margins remained robust in all businesses and costs continue to be tightly controlled. Operating profit for the first half was £41.9million before goodwill amortisation. The operating margin before goodwill amortisation was 10.7% (2001/2: 10.9%). The operating margin in the Marketing and Distribution Division was 11.2% (2001/2: 11.6%). In the second quarter, Group operating profit was £19.5million (2001/2: £19.8million) with an operating margin of 10.4% compared to 10.3% for the same period last year.

US dollar weakness against sterling in the first half resulted in an adverse currency translation effect for turnover and pre-tax profit of £6.3million and £0.2million, respectively, and in the second quarter of £5.4million and £0.1million. The net interest charge for the first half of £7.8million (2001/2: £7.0million) was covered 5.4 times by profit before interest, goodwill amortisation and loss on disposal of a business.

Disposal

The first half results reflect the disposal, in the second quarter, of DA Lubricants, the speciality lubricants business of the Industrial Products Division in North America, for a cash consideration of £4.3million. This resulted in a loss before tax on the disposal of £4.9million, including £2.6million of goodwill previously eliminated against reserves. The business made a small operating profit in the year to 3rd February 2002.

Capital Restructuring

During the first half, the Company created a special right, for a limited period, for Preference Shareholders to convert their Cumulative Redeemable Preference Shares into Ordinary Shares, at an enhanced conversion rate. The offer resulted in 70% of the Company's Preference Shares being converted and 89.8million new Ordinary Shares arising from the conversion were placed in the market. The conversion has increased earnings per share and reduced financial gearing. It will also improve cash flow by more than £9million this year, enhance dividend cover and provide a more balanced capital structure. The number of ordinary shares now in issue is 362.4million. Following the conclusion of the special conversion right, the Company acquired 644,000 Preference Shares in the market for cancellation, at a cost of £8.3million.

Steven Webb

Earnings per Share and Dividend

First half earnings per share were 5.4pence, (2001/2: 4.7pence) up 15%, before amortisation of goodwill and the disposal referred to above. This improvement reflects the conversion of Preference Shares to Ordinary Shares and the consequent reduction in the preference dividend in the first half to £7.5million (2001/2: £13.1million).

The Board is declaring an interim dividend of 4.0 pence (2001/2: 4.0 pence) to be paid on 25th October 2002, to shareholders on the register on 27th September 2002.

Balance Sheet and Cash Flow

Net debt was £213.7million, down from £236.4million at the end of January 2002. Operating cash flow in the first half was 119% of operating profit before goodwill amortisation. Working capital remained under tight control with debtor and inventory levels stable.

Pensions

As a result of the recent decline in equity values the market value of the UK and US pension plans has fallen since the start of the year. However, in aggregate, they remain in surplus.

Operations

Market Overview

The Group's main markets are in North America, Europe, Australasia and Asia. As widely reported, industrial activity in the second quarter declined compared with the first quarter and our customers in the electronics sector continued to reduce staff and curtail spending. In other industries, indirect material purchasing was kept under tight control, and there were freezes on expenditure for short periods and extended holiday shut downs.
Many smaller competitors experienced difficult trading conditions as customers reduced total procurement costs by buying from larger distributors, like Premier Farnell, with wide product ranges, eCommerce capability and added value services. In this environment, Premier Farnell has made significant progress marketing its services to prospective and existing customers.

Marketing and Distribution Division (MDD)

Newark Electronics, Farnell, Buck & Hickman, CPC and MCM

	2nd Qtr 2002/3 £m	2nd Qtr 2001/2 £m	1st Half 2002/3 £m	1st Half 2001/2 £m
Sales	162.5	163.6	339.1	343.4
Op Profit	17.7	17.5	38.1	39.8
Return on sales	10.9%	10.7%	11.2%	11.6%

NOTE: All growth rates are quoted throughout for continuing businesses and like periods at constant exchange rates

Divisional sales in the first half were £339.1million, 1% above the same period last year. Buck & Hickman sales in the first half were £47.4million. Return on sales for the six months was 11.2%, supported by the cost reduction programme implemented last year. In the second quarter, sales were £162.5million, up 2.9% compared to last year (including Buck & Hickman) and down 4.9% against the first quarter.

The Americas

	2nd Qtr 2002/3 £m	2nd Qtr 2001/2 £m	1st Half 2002/3 £m	1st Half 2001/2 £m
Sales	77.6	92.4	164.8	201.6
Op Profit	7.4	8.2	17.1	19.6
Return on sales	9.5%	8.9%	10.4%	9.7%

NOTE: All growth rates are quoted throughout for continuing businesses and like periods at constant exchange rates

Sales in the Americas in the first half were £164.8million, down 15.7% compared to last year. In the second quarter, sales were £77.6million, 10.5% below last year and down 5.2% against the first quarter. This reflected the weaker market in May and June and the normal seasonal slow down in July. Newark Electronics improved its market share and continued to drive sales, using eProcurement partnerships and added value services to win major accounts. Newark is seeing early benefit from the US Government supply contract signed at the beginning of the second quarter. It also opened a new office in Mexico during the first half and is now marketing direct to customers, some of which have existing relationships with the Group in the US and other countries. Gross margin was maintained throughout the first half.

MCM sales for the first half were weaker in a difficult market while eCommerce sales increased 44% over last year to 14% of total sales.

Europe and Asia Pacific

	2nd Qtr 2002/3 £m	2nd Qtr 2001/2 £m	1st Half 2002/3 £m	1st Half 2001/2 £m
Sales	84.9	71.2	174.3	141.8
Op Profit	10.3	9.3	21.0	20.2
Return on sales	12.1%	13.1%	12.0%	14.2%

NOTE: All growth rates are quoted throughout for continuing businesses and like periods at constant exchange rates

In difficult market conditions, market share improvements were made across the businesses. UK sales were £119.7million in the first half, up 53.9% compared with last year and down 7.1% excluding Buck & Hickman. UK second quarter sales were down 3.9% from the first quarter, reflecting reduced manufacturing and design activity in the electronics industry and its supply chain. The UK business now has 20 supply agreements with large customers, 12 of which were signed in the first half. Export sales were again strong in the second quarter, increasing 34.3% over last year.

Despite the general industry decline, Buck & Hickman performed well, with second quarter sales slightly ahead of the first quarter, due to major contract wins and concentration on specific market segments. CPC results continued to improve over last year. It has focused on increasing its product range and using direct mail techniques for targeting customer segments.

First half sales in mainland Europe were £38.4million, 6.3% lower than last year. Second quarter sales were £18.6million, 5.1% below last year, and 9.4% lower than the first quarter, primarily due to reduced activity in the German and French electronics industries. Nevertheless, significant success has been achieved in developing sales to major accounts, such as Siemens, VW Audi and Philips using the flexible eProcurement system and specialist services.

First half sales in Australia and Asia were marginally below last year, while second quarter sales in both areas were slightly ahead of last year. In Australia, the market continued to be relatively quiet, but successes were recorded among major accounts in different industries. Sales have now stabilised in Asia with some niche markets showing growth. The office in mainland China is working closely with international customers with which Premier Farnell has relationships in other regions.

Steven Wess

- **Key Accounts**

The division's strategy of focusing on key accounts with significant long-term growth potential has produced encouraging results. In North America, sales to national customers in the six month period declined only 3% below last year, compared to Newark's overall sales reduction of 16%. July sales, however, were up 13.9% over last year, indicating increasing penetration of customer locations using integrated account management techniques. National account sales were 12% of total sales. The US Government supply contract, announced in the first quarter, has generated Government sales 7.2% ahead of last year in the first half. The dedicated sales team in the Cleveland, Ohio, business contact centre received nearly one hundred calls a day in July, almost double the number in May. Sales are expected to grow as marketing campaigns to Government establishments continue to target engineers and buying staff.

In the UK, the division signed 12 major contracts in the first half, all with sales potential greater than £0.5million. The benefits from these new agreements are expected to develop over the next twelve months. Sales to designated large customers in Germany have increased 12% over last year, but although sales declined slightly in France and Holland, due to the quieter electronics industry, the momentum of successes is being maintained.

Throughout the division, customers are frequently requesting more added value services such as "Not in Catalogue" product sourcing and stockroom management. In North America, Newark now manages 163 stockrooms on behalf of larger customers. In Europe and Asia Pacific, the division is responsible for managing 169 customer stockrooms, many through electronic "vendor managed inventory" systems.

- **eCommerce**

Total eCommerce sales have increased by 14.8% in the first half. Electronic sales now represent 10.8% of Newark's sales. At Farnell, electronic sales are now 6% of total sales and grew 62% over the first half of last year.

Websites

During the first half, 10 country transaction websites were launched in Europe and Asia Pacific and a new French language site was introduced in June. Farnell sales in the first half through websites have continued to rise and are up 87% over last year. Sales in the Nordic area are particularly strong and, in some countries, account for more than 20% of total sales, boosted by e-mail marketing campaigns. Most websites now incorporate special microsites, which provide product details for customers on behalf of chosen suppliers.

eProcurement

There is clear evidence that the trend towards eProcurement and electronic purchasing is strengthening. eProcurement partnerships with larger customers have increased by 62 across the division bringing the total to 194. Newark has added 23 in the first half to reach 115, including Sony Electronics, Alcoa and Marathon Petroleum. In Europe and Asia Pacific a further 39 partnerships have been developed bringing the total to 79, including Aventis, Johnson Matthey and Smiths Group. Sales per day in North America have increased 67% over last year with the number of orders per day up 75%, demonstrating the increasing maturity of the partnerships achieved over the past eighteen months. As the partnerships in Europe and Asia Pacific mature, benefits are expected to build. Across the division, there are more than 100 customers preparing to introduce electronic purchasing.

The Premier Farnell eProcurement environment provides customers with choice and, therefore, flexibility. Customers can choose to self-host their eCatalogue on their own eProcurement solution, or have them hosted by a third party, on a dedicated website. Self-hosted catalogues give procurement management control of the process by keeping users off the internet and inside the company's network. In this case, customers manage their own eCatalogue and can choose which items they wish to buy and include on their system. Leaving the company's network, or "punching-out", is an alternative way of accessing dedicated catalogues that are hosted by third parties, in this case Premier Farnell. Punch-out solutions require pre-selection of products and the supplier maintains the eCatalogue. Premier Farnell supports both methods and customises its catalogues to suit customer needs.

Steve Wess

- **Product Expansion**

During the last six months, the division's product range has been significantly expanded. Newark has added 21,000 products to its new catalogue, which has been well received by customers. Farnell in the UK has introduced 10,000 new products, extending existing product groups, filling gaps identified using data-mining software, as well as adding new product areas. The new Farnell catalogue now incorporates products from both CPC and Buck & Hickman, reflecting the synergies between the three businesses.

CPC has recently launched its own new catalogue with 13,500 additional products and Buck & Hickman has published its first catalogue in three years, introducing 3,000 products from Farnell and CPC. By enhancing the core UK product offer, last year's acquisition of Buck & Hickman is very effectively helping customers to reduce their vendor base and total cost of procurement.

- **Logistics**

The closure of the Chicago warehouse, announced in the first quarter, is complete and inventory has been transferred to the main warehouse in Gaffney, South Carolina. Moving to a single location will reduce costs and improve service levels. In September 2002, a new warehouse in Liege, Belgium will open. This will raise service levels to mainland European customers and reduce order transport and product procurement costs. Initially, the warehouse will hold a limited product range and an investment of £5million in additional inventory is planned this year.

Investments in MDD Growth Opportunities

Despite the challenging economic conditions in its regional markets, the division continues to identify and invest in opportunities to generate future growth.

- **Geographic Expansion**

In many key countries, Premier Farnell has a relatively low market share in the small order, high-service segment. Consequently, excellent potential exists for organic sales growth to both new and existing customers, by promoting the traditional strengths of wide product range and high stock availability and then adding innovative services. Over the past 12 months, investment in sales expansion has taken place in areas such as China and Mexico, in order to provide a global service as customers transfer their manufacturing and design facilities from SE Asia, Western Europe and the US. Catalogues have also been launched to customers in new markets such as Italy and Norway and sales representation has been established in the Czech Republic. This geographical development is expected to continue.

- **Major Customers**

In the current economic conditions, large customers are concentrating on reducing the overall procurement cost of indirect materials and components. The Marketing and Distribution Division, with its exceptionally broad product range, flexible eCommerce capability and specialist solutions such as vendor-managed inventory, is especially well placed to take advantage of this shift. The trend towards vendor reduction is certain to continue, and the division is well positioned to win further large customer contracts.

- **Challenge Program**

The potential for long term growth is based on the Group's transformation from a product oriented business into a customer focused, marketing driven organisation. This process of investment and change is called the Challenge Program.

Siebel customer relationship management software has been introduced to gather customer data across multiple sales channels and identify purchasing habits and buying potential. It is in use in the US and UK business contact centres on a stand-alone basis and will shortly be integrated with other front office systems. The Siebel software is providing information to broaden the range of products sold to customers using targeted direct mail and telephone selling.

The publication management system, using the new digital product database as its source, has published Farnell's multiple paper and electronic catalogues as well as a variety of direct mail brochures addressing selected market segments. As part of the Challenge Program investment, a new order entry system has been successfully introduced in North America and the flexible eCommerce platform is facilitating the supply agreements with major customers achieved in the past year.

Steven Webb

Industrial Products Division

	2nd Qtr 2002/3 £m	2nd Qtr 2001/2 £m	1st Half 2002/3 £m	1st Half 2001/2 £m
Sales	25.8	28.2	53.5	63.1
Op Profit	3.7	4.1	7.6	8.5
Return on sales	14.3%	14.5%	14.2%	13.5%

NOTE: All growth rates are quoted throughout for continuing businesses and like periods at constant exchange rates

Akron Brass

Sales for the first half were £17.0million, 1.3% above the same period last year. The Original Equipment Market has been stable for the past six months, while industrial business has shown some slight increase from a low base. Productivity improvements have been maintained, following the transfer to the new plant with both gross and operating margins ahead of last year.

TPC Wire and Cable

Sales for the first half were £6.7million, 3.1% below last year, but second quarter sales were 6.7% above the first quarter. New products have contributed significantly to the performance in a difficult market. The automotive segment market has been quiet over the holiday period as some manufacturing plants have been closed for extended periods.

Kent

Sales for the first half were £18.0million, similar to last year. While the European market remains stable, distribution agreements with manufacturers' dealerships have been concluded in a number of countries for specific products. Additions to the product range have been marketed and the Kent website is now operating.

Personnel

In June, Sir Robert Horton was appointed Deputy Chairman in succession to Morton Mandel, who retired from the Board following the conversion and placing of his family's Preference Shares.

In July, Laurence Bain was appointed as Chief Operating Officer for the Group. He brings wide experience from his operations role at Motorola. Laurence will assume responsibility for managing day-to-day operations, focusing on short-term delivery and driving improvements and synergies.

Outlook

The Group continues to be managed on the basis that there will be no recovery during the current year. Against this subdued market background and the results reported for the first half, the Group's key markets in North America and Europe have been somewhat weaker in the second quarter compared with the first quarter. However, with the benefit of the cost savings secured over the past 18 months, the winning of major contracts and progressive improvements in market share the Group is well positioned to trade through the difficult market conditions and emerge stronger when the upturn comes.

Sir Malcolm Bates

Chairman

12 September 2002

Steve West

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995: *The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies, economies of scale and the expected benefits to be realized from the acquisition of Buck & Hickman Limited. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from the Group's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost-saving initiatives to offset current market conditions, integration of new personnel and new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to open new facilities to increase service levels and reduce costs , the ability to expand into new markets and territories the implementation of new sales and marketing initiatives, the integration of Buck & Hickman Limited into the Group, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers' acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies.*

Consolidated Profit and Loss Account

For the second quarter and half year ended 4th August 2002

	Notes	**2002/3 Second quarter unaudited £m**	2001/2 Second quarter unaudited £m	**2002/3 First half unaudited £m**	2001/2 First half unaudited £m	2001/2 Full year audited £m
Turnover	1	**188.3**	191.8	**392.6**	406.5	806.4
Operating profit						
- before amortisation of goodwill		**19.5**	19.8	**41.9**	44.4	88.4
- amortisation of goodwill		**(0.6)**	(0.2)	**(1.3)**	(0.2)	(1.5)
	1	**18.9**	19.6	**40.6**	44.2	86.9
Loss on disposal of businesses	2	**(4.9)**	-	**(4.9)**	(11.0)	(11.0)
Interest		**(3.9)**	(3.6)	**(7.8)**	(7.0)	(15.9)
Profit before taxation		**10.1**	16.0	**27.9**	26.2	60.0
Taxation	3	**(3.9)**	(4.9)	**(9.5)**	(11.5)	(21.4)
Profit after taxation		**6.2**	11.1	**18.4**	14.7	38.6
Preference dividend		**(1.0)**	(6.6)	**(7.5)**	(13.1)	(26.1)
Profit attributable to ordinary shareholders		**5.2**	4.5	**10.9**	1.6	12.5
Ordinary dividend		**(14.5)**	(10.9)	**(14.5)**	(10.9)	(24.5)
Retained loss		**(9.3)**	(6.4)	**(3.6)**	(9.3)	(12.0)
Earnings per share	4					
Basic						
Before amortisation of goodwill and disposals		**3.0p**	1.7p	**5.4p**	4.7p	9.2p
After amortisation of goodwill and disposals		**1.5p**	1.7p	**3.6p**	0.6p	4.6p
Diluted						
Before amortisation of goodwill and disposals		**3.0p**	1.7p	**5.4p**	4.7p	9.2p
After amortisation of goodwill and disposals		**1.5p**	1.7p	**3.6p**	0.6p	4.6p
Dividend per share				**4.0p**	4.0p	9.0p

Statement of Total Recognised Gains and Losses

For the half year ended 4th August 2002

	2002/3 First half unaudited £m	2001/2 First half unaudited £m	2001/2 Full year audited £m
Profit for the period	**18.4**	14.7	38.6
Currency translation adjustment	**(1.9)**	(0.5)	(1.3)
Total recognised gains for the period	**16.5**	14.2	37.3

 Steven Webb

Consolidated Profit and Loss Account

For the second quarter and half year ended 4th August 2002

	Notes	**2002/3 Second quarter unaudited $m**	2001/2 Second quarter unaudited $m	**2002/3 First half unaudited $m**	2001/2 First half unaudited $m	2001/2 Full year audited $m
Turnover	1	**286.2**	272.4	**581.0**	581.3	1,153.2
Operating profit						
- before amortisation of goodwill		**29.6**	28.1	**62.0**	63.5	126.4
- amortisation of goodwill		**(0.9)**	(0.3)	**(1.9)**	(0.3)	(2.1)
	1	**28.7**	27.8	**60.1**	63.2	124.3
Loss on disposal of businesses	2	**(7.5)**	-	**(7.3)**	(15.7)	(15.7)
Interest		**(5.9)**	(5.1)	**(11.5)**	(10.0)	(22.8)
Profit before taxation		**15.3**	22.7	**41.3**	37.5	85.8
Taxation	3	**(5.9)**	(7.0)	**(14.1)**	(16.5)	(30.6)
Profit after taxation		**9.4**	15.7	**27.2**	21.0	55.2
Preference dividend		**(1.5)**	(9.4)	**(11.1)**	(18.7)	(37.3)
Profit attributable to ordinary shareholders		**7.9**	6.3	**16.1**	2.3	17.9
Ordinary dividend		**(22.0)**	(15.4)	**(21.4)**	(15.6)	(35.0)
Retained loss		**(14.1)**	(9.1)	**(5.3)**	(13.3)	(17.1)
Earnings per share	4					
Basic						
Before amortisation of goodwill and disposals		**$0.046**	$0.024	**$0.080**	$0.067	$0.132
After amortisation of goodwill and disposals		**$0.023**	$0.024	**$0.053**	$0.009	$0.066
Diluted						
Before amortisation of goodwill and disposals		**$0.046**	$0.024	**$0.080**	$0.067	$0.132
After amortisation of goodwill and disposals		**$0.023**	$0.024	**$0.053**	$0.009	$0.066
Dividend per share				**$0.059**	$0.057	$0.129
The translation of sterling into US dollars has been presented for convenience purposes only using the following average exchange rates:		**1.52**	1.42	**1.48**	1.43	1.43



Consolidated Balance Sheet

As at 4th August 2002

	Notes	**4th August 2002 unaudited £m**	29th July 2001 unaudited £m	3rd February 2002 audited £m
Fixed Assets				
Intangible assets		**49.8**	53.5	51.1
Tangible assets		**106.9**	113.1	114.1
Interests in own shares		**0.3**	0.7	0.5
		157.0	167.3	165.7
Current Assets				
Stocks		**143.2**	171.3	152.9
Debtors - due within one year		**127.6**	145.4	132.1
- due after one year		**81.2**	83.0	87.0
Cash and short term deposits		**33.7**	30.4	28.1
		385.7	430.1	400.1
Creditors due within one year				
Loans and overdrafts		**(100.5)**	(48.0)	(23.0)
Other		**(154.6)**	(177.7)	(145.6)
		(255.1)	(225.7)	(168.6)
Net current assets		**130.6**	204.4	231.5
Total assets less current liabilities		**287.6**	371.7	397.2
Creditors due after one year				
Loans		**(146.9)**	(222.9)	(241.5)
Provisions for liabilities and charges	5	**(40.8)**	(33.7)	(44.2)
Net assets		**99.9**	115.1	111.5
Equity shareholders' funds		**(27.7)**	(369.4)	(375.2)
Non-equity shareholders' funds		**127.6**	484.2	486.7
Total shareholders' funds		**99.9**	114.8	111.5
Equity minority interest		**-**	0.3	-
		99.9	115.1	111.5

Movement in Shareholders' Funds

For the half year ended 4th August 2002

	Notes	**2002/3 First half unaudited £m**	2001/2 First half unaudited £m	2001/2 Full year audited £m
Profit after taxation		**18.4**	14.7	38.6

 Steven Wes

Dividends - preference		**(7.5)**	(13.1)	(26.1)
- ordinary		**(14.5)**	(10.9)	(24.5)
		(3.6)	(9.3)	(12.0)
New share capital subscribed		**0.5**	-	0.2
Purchase of own preference shares	7	**(8.3)**	-	-
Preference share conversion costs	7	**(0.9)**	-	-
Goodwill reinstated on disposal of businesses	2	**2.6**	25.6	25.6
Currency translation adjustment		**(1.9)**	(0.5)	(1.3)
Net change in shareholders' funds		**(11.6)**	15.8	12.5
Opening shareholders' funds		**111.5**	99.0	99.0
Closing shareholders' funds		**99.9**	114.8	111.5

Steven Ness

Consolidated Balance Sheet

As at 4th August 2002

	4th August 2002 unaudited $m	29th July 2001 unaudited $m	3rd February 2002 audited $m
Fixed Assets			
Intangible assets	**78.2**	76.0	72.0
Tangible assets	**167.8**	160.6	160.9
Interests in own shares	**0.5**	1.0	0.7
	246.5	237.6	233.6
Current Assets			
Stocks	**224.8**	243.2	215.6
Debtors - due within one year	**200.3**	206.4	186.2
- due after one year	**127.5**	117.9	122.7
Cash and short term deposits	**52.9**	43.2	39.6
	605.5	610.7	564.1
Creditors due within one year			
Loans and overdrafts	**(157.8)**	(68.2)	(32.4)
Other	**(242.7)**	(252.3)	(205.3)
	(400.5)	(320.5)	(237.7)
Net current assets	**205.0**	290.2	326.4
Total assets less current liabilities	**451.5**	527.8	560.0
Creditors due after one year			
Loans	**(230.6)**	(316.5)	(340.5)
Provisions for liabilities and charges	**(64.1)**	(47.9)	(62.3)
Net assets	**156.8**	163.4	157.2
Equity shareholders' funds	**(43.5)**	(524.6)	(529.0)
Non-equity shareholders' funds	**200.3**	687.6	686.2
Total shareholders' funds	**156.8**	163.0	157.2
Equity minority interest	**-**	0.4	-
	156.8	163.4	157.2
The translation of sterling into US dollars has been presented for convenience purposes only using the following period-end exchange rates:	**1.57**	1.42	1.41

Summarised Cash Flow Statement

For the second quarter and half year ended 4th August 2002

	Notes	**2002/3 Second quarter unaudited £m**	2001/2 Second quarter unaudited £m	**2002/3 First half unaudited £m**	2001/2 First half unaudited £m	2001/2 Full year audited £m
Operating profit		**18.9**	19.6	**40.6**	44.2	86.9
Depreciation and non-cash items		**3.5**	2.3	**6.5**	4.6	8.9
Working capital		**1.0**	5.3	**2.7**	(2.1)	11.3
Net cash inflow from operating activities		**23.4**	27.2	**49.8**	46.7	107.1
Interest		**(7.5)**	(7.5)	**(7.6)**	(7.0)	(15.6)
Preference dividends		**(7.5)**	(13.1)	**(7.5)**	(13.1)	(26.1)
Taxation paid		**(4.3)**	(9.4)	**(6.5)**	(15.2)	(27.4)
Purchase of tangible fixed assets		**(4.1)**	(6.0)	**(8.8)**	(15.2)	(24.8)
Sale of tangible fixed assets		**0.2**	0.1	**0.3**	0.2	1.3
Purchase of own ordinary shares		**-**	-	**-**	(0.6)	(0.6)
Purchase of business		**-**	(65.5)	**-**	(65.5)	(66.0)
Purchase of minority interests		**-**	-	**-**	-	(0.3)
Disposal of businesses (net of costs)		**3.5**	2.1	**3.2**	28.4	27.5
Ordinary dividends paid		**(13.6)**	(13.6)	**(13.6)**	(13.6)	(24.5)
Cash (outflow)/inflow before use of liquid resources and financing		**(9.9)**	(85.7)	**9.3**	(54.9)	(49.4)
Decrease in short term deposits with banks		**-**	38.7	**-**	16.3	16.3
Issue of ordinary shares		**-**	-	**0.5**	-	0.2
Purchase of own preference shares		**(8.3)**	-	**(8.3)**	-	-
Preference share conversion costs		**(0.9)**	-	**(0.9)**	-	-
New bank loan		**17.0**	48.0	**17.0**	48.0	48.0
Repayment of bank loan		**-**	-	**(10.0)**	-	(11.0)
(Decrease)/increase in cash		**(2.1)**	1.0	**7.6**	9.4	4.1
Reconciliation of net debt						
Net debt at beginning of period				**(236.4)**	(179.2)	(179.2)
Increase in cash				**7.6**	9.4	4.1
Decrease in short term deposits				**-**	(16.3)	(16.3)
Increase in debt				**(7.0)**	(48.0)	(37.0)
Exchange movement				**22.1**	(6.4)	(8.0)
Net debt at end of period	6			**(213.7)**	(240.5)	(236.4)

Summarised Cash Flow Statement

For the second quarter and half year ended 4th August 2002

	2002/3 Second quarter unaudited $m	*2001/2 Second quarter unaudited $m*	**2002/3 First half unaudited $m**	*2001/2 First half unaudited $m*	*2001/2 Full year audited $m*
Operating profit	28.7	27.8	60.1	63.2	124.3
Depreciation and non-cash items	5.3	3.3	9.6	6.6	12.7
Working capital	1.5	7.5	4.0	(3.0)	16.2
Net cash inflow from operating activities	35.5	38.6	73.7	66.8	153.2
Interest	(11.4)	(10.7)	(11.2)	(10.0)	(22.3)
Preference dividends	(11.4)	(18.6)	(11.1)	(18.7)	(37.3)
Taxation paid	(6.5)	(13.4)	(9.6)	(21.7)	(39.2)
Purchase of tangible fixed assets	(6.2)	(8.5)	(13.0)	(21.7)	(35.5)
Sale of tangible fixed assets	0.3	0.1	0.4	0.3	1.9
Purchase of own ordinary shares	-	-	-	(0.9)	(0.9)
Purchase of business	-	(93.0)	-	(93.7)	(94.4)
Purchase of minority interests	-	-	-	-	(0.4)
Disposal of businesses (net of costs)	5.3	3.0	4.7	40.6	39.3
Ordinary dividends paid	(20.6)	(19.3)	(20.1)	(19.4)	(35.0)
Cash (outflow)/inflow before use of liquid resources and financing	(15.0)	(121.8)	13.8	(78.4)	(70.6)
Decrease in short term deposits with banks	-	55.0	-	23.3	23.3
Issue of ordinary shares	-	-	0.7	-	0.3
Purchase of own preference shares	(12.6)	-	(12.3)	-	-
Preference share conversion costs	(1.4)	-	(1.3)	-	-
New bank loan	25.8	68.2	25.2	68.6	68.6
Repayment of bank loan	-	-	(14.8)	-	(15.7)
(Decrease)/increase in cash	(3.2)	1.4	11.3	13.5	5.9
The translation of sterling into US dollars has been presented for convenience purposes only using the following average exchange rates:	1.52	1.42	1.48	1.43	1.43

Notes

1 Segment information

	2002/3 Second quarter unaudited £m	2001/2 Second quarter unaudited £m	**2002/3 First half unaudited £m**	2001/2 First half unaudited £m	2001/2 Full year audited £m
Turnover					
Marketing and Distribution Division					
Americas	**77.6**	92.4	**164.8**	201.6	373.7
Europe and Asia Pacific	**84.9**	71.2	**174.3**	141.8	314.5
	162.5	163.6	**339.1**	343.4	688.2
Industrial Products Division	**25.8**	28.2	**53.5**	63.1	118.2
	188.3	191.8	**392.6**	406.5	806.4
Operating profit					
Marketing and Distribution Division					
Americas	**7.4**	8.2	**17.1**	19.6	38.4
Europe and Asia Pacific	**10.3**	9.3	**21.0**	20.2	40.2
	17.7	17.5	**38.1**	39.8	78.6
Industrial Products Division	**3.7**	4.1	**7.6**	8.5	17.7
Head Office costs	**(1.9)**	(1.8)	**(3.8)**	(3.9)	(7.9)
Amortisation of goodwill*	**(0.6)**	(0.2)	**(1.3)**	(0.2)	(1.5)
	18.9	19.6	**40.6**	44.2	86.9

	$m	*$m*	***$m***	*$m*	*$m*
Turnover					
Marketing and Distribution Division					
Americas	***118.0***	*131.2*	***243.9***	*288.3*	*534.4*
Europe and Asia Pacific	***129.0***	*101.1*	***257.9***	*202.8*	*449.8*
	247.0	*232.3*	***501.8***	*491.1*	*984.2*
Industrial Products Division	***39.2***	*40.1*	***79.2***	*90.2*	*169.0*
	286.2	*272.4*	***581.0***	*581.3*	*1,153.2*
Operating profit					
Marketing and Distribution Division					
Americas	***11.2***	*11.7*	***25.3***	*28.0*	*54.9*
Europe and Asia Pacific	***15.7***	*13.2*	***31.1***	*28.9*	*57.5*
	26.9	*24.9*	***56.4***	*56.9*	*112.4*
Industrial Products Division	***5.6***	*5.8*	***11.2***	*12.2*	*25.3*
Head Office costs	***(2.9)***	*(2.6)*	***(5.6)***	*(5.6)*	*(11.3)*
Amortisation of goodwill*	***(0.9)***	*(0.3)*	***(1.9)***	*(0.3)*	*(2.1)*
	28.7	*27.8*	***60.1***	*63.2*	*124.3*

* Amortisation of goodwill relates to the acquisition of Buck & Hickman in 2001/2 (Europe and Asia Pacific segment).

2 Disposal of businesses

	2002/3 First half unaudited £m	2001/2 First half unaudited £m
Loss/(gain) on assets sold (net of costs)	**2.3**	(14.6)
Goodwill previously eliminated against reserves	**2.6**	25.6
Loss on disposal of businesses	**4.9**	11.0

On 28th June 2002, the Company sold DA Lubricants, the speciality lubricants business of the Industrial Products Division in North America, for a consideration of £4.3m.

In the period up to disposal, this business contributed £5.4m of sales (2001/2: first half £7.7m and full year £15.3m) and incurred an operating loss of £0.1m (2001/2: first half operating profit £0.2m and full year operating profit £0.4m).

3 Taxation

The taxation charge includes provision at an effective rate for the first half, excluding goodwill amortisation and loss on disposal of businesses, of 30.5% (2001/2: 31.0%), being the estimated effective rate of taxation for the year ending 2nd February 2003. A tax credit of £0.9m is expected to arise on the business disposal referred to in note 2. No tax charge/credit arose on the business disposals in 2001/2.

4 Earnings per share

Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

Reconciliations of earnings and the weighted average number of shares used in the calculations are set out below.

	2002/3 First half unaudited £m	2001/2 First half unaudited £m	2001/2 Full year audited £m
Profit attributable to ordinary shareholders	**10.9**	1.6	12.5
Loss on disposal of businesses	**4.9**	11.0	11.0
Tax attributable to disposal of businesses	**(0.9)**	-	-
Amortisation of goodwill	**1.3**	0.2	1.5
Profit attributable to ordinary shareholders before amortisation of goodwill and disposals	**16.2**	12.8	25.0
	Number	Number	Number
Weighted average number of shares	**301,059,611**	271,899,784	271,879,752
Dilutive effect of share options	**1,154,992**	1,029,556	1,007,168
Diluted weighted average number of shares	**302,214,603**	272,929,340	272,886,920

Earnings per share before amortisation of goodwill and loss on disposal of businesses have been disclosed in order to facilitate comparison.

5 Provisions for liabilities and charges

Provisions for liabilities and charges comprise deferred taxation of £34.8m (29th July 2001: £27.3m, 3rd February 2002: £37.7m), provision for overseas post-retirement obligations of £4.5m (29th July 2001: £4.9m, 3rd February 2002: £5.0m) and provision for dilapidation costs on leased properties of £1.5m (29th July 2001: £1.5m, 3rd February 2002: £1.5m).

6 Net debt

	4th August 2002 unaudited £m	29th July 2001 unaudited £m	3rd February 2002 audited £m
Cash and short term deposits	**33.7**	30.4	28.1
Unsecured loans and overdrafts	**(247.4)**	(270.9)	(264.5)
	(213.7)	(240.5)	(236.4)
Unsecured loans and overdrafts comprise:			
Bank overdrafts	**1.8**	-	3.0
Bank loans	**44.0**	48.0	37.0
7.0% US dollar Guaranteed Senior Notes payable 2003	**98.7**	109.2	109.9
7.2% US dollar Guaranteed Senior Notes payable 2006	**98.7**	109.2	109.9
Industrial Development Revenue Bond payable 2015	**4.2**	4.5	4.7
	247.4	270.9	264.5
Unsecured loans and overdrafts are repayable as follows:			
Within one year	**100.5**	48.0	23.0
Between one and two years	**-**	109.2	109.9
Between two and five years	**142.7**	109.2	126.9
After five years	**4.2**	4.5	4.7
	247.4	270.9	264.5

7 Capital restructuring

On 13th May 2002 shareholders approved a special conversion right which enabled preference shareholders, for a limited period, to convert their preference shares into ordinary shares at an enhanced rate of conversion of 4.6 ordinary shares for each preference share. This compares to the normal conversion rate of approximately 2.1 ordinary shares for each preference share. The right to exercise this special conversion expired on 24th June 2002 for US holders and on 26th June 2002 for UK holders. Holders of preference shares were entitled to receive a one-time payment in lieu of the preference dividend in respect of those preference shares converted of 19.8 pence for each sterling preference share converted or $0.30 for each US preference share converted.

As a result of the special conversion right, approximately 19.5 million preference shares were converted into 89.8 million ordinary shares. The total number of ordinary shares in issue on 4th August 2002 was 362.4 million (3rd February 2002: 272.2 million).

In addition, on 3rd and 4th July 2002 the Company purchased a total of 0.6 million of its own preference shares at a cost of £8.3m. These shares were subsequently cancelled. The total number of preference shares in issue on 4th August 2002 was 7.8 million (3rd February 2002: 27.9 million).

8 Basis of preparation

The unaudited consolidated financial information for the 26 weeks ended 4th August 2002 has been prepared applying the accounting policies disclosed in the Group's 2002 Annual Report and Accounts which have been delivered to the Registrar of Companies and which contain an unqualified audit report.



The principal average exchange rates used to translate the Group's overseas profits were as follows:

	2002/3 Second quarter	2001/2 Second quarter	**2002/3 First half**	2001/2 First half	2001/2 Full year
US dollar	**1.52**	1.42	**1.48**	1.43	1.43
Euro	**1.57**	1.65	**1.60**	1.63	1.62
Australian dollar	**2.74**	2.78	**2.73**	2.81	2.81

9 Dividend

The interim ordinary dividend will be paid on 25th October 2002 to ordinary shareholders on the register at close of business on 27th September 2002.

The preference share dividend for the six months ending 26th January 2003 will be paid on 27th January 2003 to preference shareholders on the register at close of business on 10th January 2003.

